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           [LETTERHEAD OF INTERNATIONAL COMPUTEX, INC. APPEARS HERE]

                               December 19, 1997



Larry Duckworth

Dear Mr. Duckworth,

It is with great pleasure that I extend to you an offer to join International CompuTex, Inc. as President. Your anticipated start date will be December 19, 1997. Your status as a President is subject to Board approval, which is expected to be formalized in the next several days. Each Board member has already been consulted and has indicated his or her approval informally.

You will report to me in my capacity as CEO. Your responsibilities will be those as outlined in the attached responsibilities and goals. At least at the outset, your primary focus will be marketing, selling of ItemQuest and PDM related services, ItemQuest and PM implementation, customization and maintenance services, as well as assisting in establishment of the strategic partnerships and relationships to further the growth of ICI.

We are prepared to offer you a package that we believe is extremely competitive as well as one that will reward performance with tremendous upside potential. Your compensation the first year (December 1997 through December 1998) will be a base of $170,000 per year paid on a semi-monthly basis. In addition, you will receive a bonus equal to 40% of your base annual salary if you achieve both the annual revenue goals and the net profit goals that will be established by the Board of Directors. If you achieve 90% of both the revenue goals and the net profit goals, you will receive a 50% of the eligible bonus (50% of the 40% of your base annual salary), prorated for achievement between 90% and 100% of revenue goals and net profit goals. If you exceed the established revenue goals and net profit goals you will be eligible for an additional bonus under a formula that will be established at the time the goals and objectives are established.

In addition to the above compensation, it has been recommended to the Board of Directors that you be granted stock options on the following terms and conditions:

(a) The first option that has been recommended is an option to purchase 150,000 shares of common stock, with a standard 4-year vesting period, i.e., with vesting to occur at 25% per year, effective on the first four anniversaries of the date of grant. Under the stock option agreement form that is currently being used by ICI, the excercisability of your stock options would be accelerated in the event of change of control.

(b) In addition, it has been recommended to the Board of Directors that if you reach your yearly revenue goals and net profit goals with respect to calendar years 1998, 1999, 2000, and 2001, as will be established by the Board of Directors with respect to each of those years, you will be eligible to receive additional annual stock option grants of 37,500 shares for each year as to which both of those goals are met. If you achieve 90% of the Board of Directors

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    established revenue goals and net profit goals, you will receive a 50% of the stock option grant (50% of the 37,500 shares), prorated for achievement between 90% and 100% of revenue goals and net profit goals. Each of those four years will be evaluated separately. Those additional options will follow the normal vesting schedule in effect at that time, which as stated above currently provides for vesting at a rate of 25% per year following the date of grant. In the event of change of control of the Company (as defined in the stock option agreement) prior to granting of the additional options for 1998, 1999, those options would be granted immediately and would become immediately exercisable in accordance with Section 11(a) as provided in our standard stock option agreement form. If such change of control occurs during 1999, then the accelerated granting of stock options would be for the 1999, 2000 periods. If the change of control occurs during 2000, then the acceleration of granting would occur with respect to the 2000 and 2001 option periods. If change of control occurred during the year 2001, the acceleration of granting would occur with respect to options for that year only. In any event, acceleration with respect to an option for particular year will not occur if that year has been completed and based on results for that year you have not qualified for the option grant.

(c) So that you will be comfortable with the definition of "change of control" as used in this letter, a copy of our current standard form stock option agreement is attached to this letter.

(d) At this time, the ICI 1996 Stock Option Plan does not have a sufficient number of available shares to satisfy the grant of any of the options described above. Accordingly, the grant of these options must be deferred until after the ICI 1996 Option Plan can be amended, which is expected to take place at the April 1998 Annual Meeting of the Shareholders of ICI. Although there can be no guarantee that such an amendment will be approved, I am confident that it will be.

(e) Because of the postponement of the granting of your stock options until after the annual meeting, it has been recommended to the Board that the exercise price for your stock options will be the lower of the closing price of ICI common stock on the date of this letter, or the closing price of ICI common stock on the date of grant, which is expected to occur promptly following the 1998 Annual Meeting. You should understand that if the applicable lower price is the current price, rather than the price in April 1998 your stock options will be treated as nonqualified stock options and will not have the benefit of the incentive stock option rules under Section 422 of the Internal Revenue Code. (It would not have been possible for all of your options to qualify for ISO treatment in any event, since there are limits on the amount of ISOs that can vest in any one year.)

Your compensation in 1999 and in subsequent years will consist of a base salary and bonuses as will be determined by the Board of Directors.

ICI is committed to being proactive in the professional development of its employees. As part of this commitment, you may expect your first annual review no later than one year after your start date with ICI.


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As a full time salaried employee, you will be eligible to participate in the excellent benefit programs at ICI. Details of the benefit programs and company policies and procedures will be provided upon your start date. Below are some of the benefits included:

 .       Medical Insurance. Our plan is administered by Mutual of Omaha. You will have an extensive list of doctors to choose from for your medical care. You and your family will be eligible for coverage at the beginning of the month, thirty (30) days after your date of hire. If you start on December 15, 1997, then you will be eligible for medical/dental and life insurance coverage on February 1, 1998. See attached sheet for detailed costs.
 .       Dental Insurance. Our plan is administered by Mutual of Omaha. You can use any dentist of your choice. You and your family will be eligible for coverage at the beginning of the month, thirty (30) days after your date of hire. If you join ICI on December 15, 1997, then you are eligible for medical coverage as of February 1, 1997.
 .       Life Insurance. ICI provides you paid life insurance ($15,000) thirty days after your date of hire. You can purchase additional supplemental life insurance at reduced rates if you desire. You and your family will be eligible for coverage at the beginning of the month, thirty (30) days after your date of hire. If you join ICI on December 15, 1997, then you are eligible for medical coverage as of February 1, 1997.
 .       401(k) Retirement Savings Plan. ICI will match 50% of the first 5% you contribute, to the extent permitted under the Internal Revenue Code and regulations adopted thereunder. You will be eligible to start the 401(k) on April 1, 1998.
 .       Vacation. You accrue ten (10) days your first year. You earn one additional day for each subsequent year up to a total of 20 days per year.
 .       Sick Days. You earn six (6) days per year.
 .       Holidays. We observe 10 paid holidays per year. Eight (8) of these are set, you can choose when you want to take the other two (2).

As an employee of ICI, you will be expected to sign certain agreements on your date of hire pertaining to the solicitation of customers, recruitment of employees, assignment of intellectual property rights and disclosure of confidential information, all of which can be furnished upon your request. Any questions regarding ICI's agreements, policies, benefits administration or eligibility should be directed to myself or Eve Zapler, ICI's Office Manager. Please let Ms Zapler or me know if you would like to review copies of these before your start date.

It is extremely important to ICI that you neither use nor disclose any confidential or proprietary information from any previous employer as you perform your duties and responsibilities at ICI. ICI specifically instructs you not to bring to ICI or make any use of any such information, or to breach any of your other obligations to former employers.

Our offer to hire you will remain valid until December 15, 1997. Your employment and compensation with ICI are "at will" and are contingent upon your submission of satisfactory proof of your identity and your legal authorization to work in the United States. If you fail to submit this proof, federal law prohibits us from hiring you.

Larry, if you agree with, and accept the terms of this offer of employment, please sign below and return this letter to our office. An additional copy of this letter is being furnished to you to retain for your records. I and the other officers of ICI look forward to working with you to build a world class sales team. Your expertise, enthusiasm, and past record will provide a strong

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foundation for our company.  I am confident that your acceptance of this offer will begin a very bright future for both you and ICI.

Please don't hesitate to call if I can answer any questions you may have.

Sincerely,                           Accepted by:

/s/  Emil H. Dahan                   [SIGNATURE APPEARS HERE]

Emil H. Dahan                        [SIGNATURE APPEARS HERE]  Date: 12-19-97
Chief Executive Officer              -----------------------         --------



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Subject:  December 1, 1997-December 31, 1998 Company Goals and Objectives for
Larry Duckworth

Responsibilities
----------------
 . By January 15, 1998, you must present to the Board of Directors for approval your sales strategy and revenue goals for ItemQuest software, licensing, services, and maintenance in 1998. Elements of this strategy are to include direct and non-direct sales channels and partnerships. Success will be measured by services and software revenue, expense management, and customer satisfaction and the hiring and training of a sales and marketing team to sell and implement IQ. Upon approval by the Board of Directors these goals will become part of your goals to achieve your bonus and stock option incentives for 1998.
 . In conjunction with our PR/Media firms develop and implement a marketing strategy and material to support sales of IQ software and services and develop name and product recognition of ICI and ItemQuest.
 .  Develop and implement a plan to provide customization, implementation, and maintenance services for ItemQuest.
 . By January 15, 1998, develop and submit to the Board of Directors for approval your revenue goals and marketing/sales plan to sell and provide PDM and PM related services in 1998. Upon approval by the Board of Directors these goals will become part of your goals to achieve your bonus and stock option incentives for 1998.
 .  Assist with the development and execution of a strategy for developing strategic partnerships with the following:
       1.  IHS
       2.  BAAN
       3.  SAP
       4.  Oracle
       5.  IBM
       6.  Big 4 Accounting Firms
       7.  PTC
       8.  MetaPhase
 .  Develop and implement a plan to develop professional relationships with the following research groups:
       1.  CIMdata
       2.  Gartner Group
       3.  AMR
       4. Other major IT, Procurement and Manufacturing related professional organizations.

Larry, the following departments will report directly to you:
1.  Sales (U.S., and International)
2.  Marketing
3.  Services (IBM, ItemQuest)

Expenses
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Develop and document a 1998 budget plan proposal, including resource requirements, to support the sales, marketing, services, and partnership plan.

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